UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 8, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

New Chief Executive Officer of Petrobras Argentina

Buenos Aires, May 7, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that Marcos Benício Pompa Antunes was appointed today new Chief Executive Officer of the Company and will replace Ronaldo Batista Assunção who will assume new functions in Petrobras (Brazil).

Marcos Benício is 57, married and graduated in Civil Engineering from the Pontificia Universidade Católica of Río de Janeiro in 1980. Later on, he obtained an MBA degree in Business Management in the Federal University of Río De Janeiro.

In 1981 he joined Petrobras where he gained wide technical and managerial experience and has since held several positions in Brazil and other countries, such as Manager of Gas and Energy Assets at Petrobras Bolivia S.A., General Manager at Transierra S.A (Bolivia), Executive Director and Logistics at Nansei Sekiyu Kabushiki Kaisha (Japan) and General Manager of Design and Installation of Production Development Projects at Petrobras (Brazil), a position he has held up to the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 05/08/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney